May 22, 2009

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
777 108th Avenue NE, Suite 1200
Bellevue, Washington 98004

       Re: Symetra Separate Account C
               Symetra Life Insurance Company
               Initial Registration Statement on Form N-4
               File Nos. 333-158141 and 811-8052

Dear Ms. Veneziani:

The staff has reviewed the above-referenced registration statement, which the Commission received on March 23, 2009. We have given the registration statement a full review. Based on our review, we have the following comment on this filing. Page numbers refer to the courtesy copy of the registration statement and Statement of Additional Information (SAI) provided to staff.

1. General Comments

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c. If the Registrant qualifies for and intends to rely on the exemption provided by Rule 12h-7 under the Securities Act of 1934, please include a statement to that effect in the prospectus. *See* Release No. 88-8996 (January 8, 2009).

d. Please disclose that 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

2. Outside Front Cover Page

Please state whether the SAI has been incorporated by reference into the prospectus. *See* Form N-4, Item 1(a)(v).

3. Defined Terms (pp. 4-5)

a. Please clarify the definition of Certificate Date, *e.g.*, how would that date be determined if there is a difference between the date the initial purchase payment is allocated to the Participant Account and the date that all required information to establish the account is received.

b. Please define Contract Year inasmuch as it is used as a capitalized term throughout the prospectus.

c. Please clarify and put the definition of Contractholder Accumulation Account into plain English. For example, who establishes the account, who has rights to the assets, how would it be valued, why would purchase payments not be allocated on behalf of Participants, how would non-vested employer contributions figure into the value of the account, and how would withdrawals and transfers be subtracted. Please clarify the nature of the charges that would be assessed against the account, *e.g.*, would surrender/withdrawal charges be assessed.

4. Summary (pp. 6-8)

Please consider shortening the summary so as to bring forward the fee tables pursuant to Form N-4, General Instructions for Parts A and B.

5. Group Annuity Contract (pp. 6-7)

a. The last sentence of the first paragraph of the Group Annuity Contract section states that "you" may refer to either the Contractholder or the Participant depending on the context. This approach has the potential to be confusing. Please specify to whom "you" refers whenever that term is used throughout the prospectus. For example, clarify usage of the term "you" in the second through fourth paragraphs of this section.

b. The second paragraph of this section states certain benefits and features may not be available in all states, and variations may be "required by your state or Plan." Please note that the prospectus should describe any material variations among various jurisdictions in which the Contract or Certificate is offered and sold. Alternatively confirm that the prospectus describes all material rights and obligations under the Contract. This comment also applies to the State Variations section on page 8.

c. The second paragraph states that the provisions of the Contract control if inconsistent with the provisions in the prospectus. Please remove or revise this language to remove any implication that an investor may not rely upon the prospectus as a complete and controlling document. The statement also appears likely to confuse investors as to whether or not the prospectus constitutes a securities offering.

6. Investment Options (p. 6)

Notwithstanding the disclosure in the Performance subsection, please revise the second sentence of this subsection to clarify that the Participant can make or lose money on investments allocated to any of the Sub-accounts.

7. Charges & Expenses (pp. 6-7)

a. Please include the capitalized term "Fund Facilitation Fee" in the Defined Terms list at pp. 4-5 or give a reference to where that term is defined elsewhere. Please also describe on whose behalf and for what purpose the fee is assessed.

b. Please clarify whether the second sentence applies only to assessment of the surrender charge against the Participant Account Value.

c. In the second paragraph from the end of this section, please also give the range of portfolio expenses before fee waivers.

d. Please complete the first sentence of the last paragraph of this section.

8. Taxes (p. 7)

Please put the third sentence of this section and the phrase "Roth 403(b)" into plain English.

9. Access To Your Money (p. 7)

a. Please summarize when a Participant and/or a Contractholder is allowed to withdraw money.

b. Please revise this section so as to more clearly distinguish between withdrawals from Participant Account Value versus withdrawals from the Contractholder Accumulation Account. Please consistently describe withdrawals as either from account value or from the account itself.

10. Performance (p. 7)

The prospectus states here and elsewhere (*e.g.*, page 11) that the Contractholder Accumulation Account will vary depending on the investment performance of the Subaccount chosen. It is unclear in this context who the "you" refers to. To the extent this refers to the Participant, this appears to conflict with the definition of the Contract

Accumulation Account, which states that the Account contains "unallocated" Purchase Payments. Please resolve the ambiguity and, if applicable, the inconsistency described.

11. Death Benefit (p. 7)

    a. Please clarify the "associated charges" to be deducted from the death benefit.

    b. Please disclose whether the amount of the outstanding loan to be deducted from the death benefit also includes accrued interest on the loan and any charges.

12. Right to Examine (p. 7)

    Please revise here and on page 14 the description of the amount to be returned under the Right to Examine to clarify that the Registrant will return at least the surrender value of the policy, regardless of state law.

13. Transactions (pp. 7-8)

    a. Please revise the first sentence of this section so as not to use the phrase "as desired" inasmuch as that language could be misleading to investors. Please clarify the reference to "these" in the second sentence.

    b. In the description of dollar cost averaging, please clarify the second sentence, *i.e.*, what costs are being lowered.

    c. Please clarify the concept of Repetitive Withdrawals as described on page 8. For example how do "Repetitive Withdrawals" differ from withdrawals. If this term is intended to be a defined term, please consistently capitalize the term.

14. Fee Table – General Introduction (p. 9)

    a. In the general introductory language, please clarify how the fees will impact the Contract versus the Certificates.

    b. Please revise the introductory language to reflect that the Fee Table also reflects the maximum level of portfolio operating expenses before showing such expenses after waivers.

15. Fee Table – Transaction Expenses (p. 9)

    a. Please revise the introductory language to the Transaction Expenses table at the top of page 9 to comport with Form N-4, Item 3. Specifically, the second sentence is redundant given the captions that are being used, and the last two sentences should be relegated to a footnote.

b. Please clarify in footnote 4 that the <u>total</u> surrender charge will not exceed 9% of Purchase Payments.

c. Please explain to staff the location of footnote 5.

d. Please clarify footnote 6. Please capitalize the reference to Repetitive Withdrawals and complete the sentence to include the word "Value."

e. Please see additional comments below regarding imposition of surrender/withdrawal fees.

16. Fee Table – Periodic Charges (p. 9)

a. Please clarify the introductory language to the Periodic Charge table to explain the reference to Participant Account Value or revise that language to comport with Form N-4, Item 3.

b. Please put the description of the "Separate Account Annual Expenses for Participant Account Values Subject to the Sub-Account Facilitation Fee" into plain English. Also, please revise the table to show the Separate Account Expenses for those assets not subject to the fee.

c. Please consistently use the term Participant Account Value where appropriate, *e.g.*, footnote 7.

17. Total Annual Portfolio Operating Expenses Table (p. 10)

Please provide updated fee tables for review.

18. Examples (p. 11)

a. Please clarify how the examples relate to the Contract versus the Certificate.

b. Please explain to staff and clarify the second sentence of the introductory language as to the nature (*i.e.,* Contract versus Certificate) of the transaction expenses and fees that are included.

c. Please state that the example assumes the maximum fees and expenses of any of the portfolio companies and then the minimum charges. Please also confirm to staff that the example reflects the maximum charges for the most expensive contract/certificate options.

d. Please confirm to staff that the annual administration maintenance charge has been calculated consistent with Form N-4, Item 3, Instruction 21(f).

e. Please reformat the example to place the third part (addressing if a contract is not surrendered or annuitized) in a separate paragraph. *See* Form N-4, Item 3.

f. Please explain to staff why the Registrant has completed only the 1- and 3-year period portions of the example.

19. The Group Annuity Contract (p. 12)

a. Please revise the second sentence of the second paragraph of this section to state that the Contract is designed <u>to make available</u> "to the Participant certain tax deferral features . . . ."

b. Please clarify what is intended by the phrase "the employer remits Purchase Payments" in the third paragraph, second sentence, *e.g.,* to whom does the employer remit such payments.

c. Please disclose in the summary section for Annuity Payments (currently page 6) that the Participant is the annuitant as stated in the third paragraph of this section.

20. Purchase (p. 12)

The prospectus states that Symetra may prohibit additional Purchase Payments from existing Participants. Please clarify generally the circumstances under which Symetra would prohibit such payments or, if all of those circumstances are described elsewhere, *e.g.*, the Additional Purchase Payments subsection, please refer to that section.

21. Purchase Payments (pp. 12-13)

a. Please clarify the language at the top of page 13 with respect to when a purchase payment relates to the Certificate as opposed to the Contract.

b. Please define the term "Money Market Sub-Account" in the second full paragraph on page 13.

c. Please make the description of Certificate Date in the second full paragraph on page 13 and the definition of that term in the Defined Terms list on page 4 consistent.

d. Please explain to staff the basis for holding an incomplete application for 105 days.

22. Additional Purchase Payments (p. 13)

a. In the Additional Purchase Payments paragraph, second sentence, please consider whether such payments are credited to the Participant Account (as opposed to Participant Account Value).

b. At the top of the second column on page 13, please clarify the disclosure regarding refusal of a Purchase Payment allocated to the Fixed Account and describe when the company would not be able to credit the minimum guaranteed interest rate.

23. Allocation of Purchase Payments (p. 13)

In the first sentence, please clarify among what accounts purchase payments may be allocated.

24. Accumulation Units (pp. 13-14)

a. Please confirm that both the Participant Account and the Contractholder Accumulation Account invest in Sub-accounts as described in the first sentence of this section. Please also make this same confirmation with respect to the first sentence of the first full paragraph on page 14.

b. Please explain to staff how the Sub-account Fund Faciliation Fee is subtracted for purposes of determining the Net Investment Factor as described at the top of page 14.

c. Please clarify who may request a withdrawal as described in the first full paragraph on page 14.

25. Right to Examine (p. 14)

Please confirm to staff that both the Contractholder and Participant have the right to examine. Please explain whether there is the potential for the Contractholder to return the Contract when the Participant does not return the Certificate.

26. Annuity Payments (pp. 14-15)

a. Please clarify in the first paragraph of this section who may select or change an annuity option and who determines when to switch to the Income Phase.

b. Please put the second sentence of the Fixed Payments paragraph into plain English.

c. Please put the second to the last sentence in the description of Life Annuity with Guaranteed Period into plain English.

27. Investment Options (pp. 15-18)

a. Please clarify who determines the allocation of Purchase Payments.

b. Please explain to staff the legal basis for offering retail funds as described on page 16 as investment options underlying certain sub-accounts.

c. With respect to underlying funds that are funds-of-funds, please disclose that funds offered in such a fund-of-funds structure may have higher expenses than funds invested directly in debt and equity securities. Please also disclose whether any underlying funds pay 12b-1 fees to Symetra Life Insurance Company or any of its affiliates.

28. Voting Rights (p. 19)

Please clarify how voting rights are distributed among the Contractholder, the Participant, and the Beneficiary. For example, can the Contractholder and the Participant vote at the same time and if so, can they take opposing positions on an issue. *See* Form N-4, Item 5(e).

29. Fixed Account (pp. 19-20)

a. Please clarify who can choose to allocate Purchase Payments to the Fixed Account.

b. Please delete the last sentence of the first paragraph addressing the relationship between the General Account and certain securities laws inasmuch as it is overly broad and may confuse investors, notwithstanding the use of the word "generally."

c. Please explain to staff and clarify in the disclosure when the 3% guaranteed minimum interest rate described in the last paragraph of this section (on page 20) will be in effect and to which Participants it is intended to apply. Please put the second sentence of this paragraph into plain English, particularly clarifying why the prospectus states that "no less than 90%" of Premium Payments will be made available on annuitization or total withdrawal. Please also confirm to staff that Participants will not bear any investment risk with respect to that interest rate in the nature of a market value adjustment that might otherwise require registration.

30. Transfers (p. 20)

a. Please clarify how the transfer charge is imposed, *i.e.*, on amounts remaining in the sub-accounts or deducted from the transferred amount.

b. Please clarify the relationship between Contract Year and Certificate Year for purposes of transfers out of the Fixed Account as described in the second paragraph of this section.

c. Please clarify under what circumstances the Registrant would reject a portion of a transfer request to the Fixed Account as described at the top of the second column on page 20.

d. Please clarify the last statement in this section as to how and when a Participant's ability to transfer may be restricted after separation.

e. The prospectus notes that transfers out of the Fixed Account are limited to a maximum of 20% of the Fixed Account value. Please clarify whether that means 20% of the amount then in that account or some other amount. If it is the former, please clarify when a Participant would be allowed to transfer all Fixed Account value to the Sub-Accounts.

31. Scheduled Transfers (p. 21)

a. Please disclose in the summary Transactions section (at pp. 7-8) that transfers or withdrawals outside of certain scheduled transfers from an investment option designated for the scheduled transfers will terminate scheduled transfers (as stated in the first paragraph of this section).

b. Please cross-reference the statement on the limits of transfer to and from the Fixed Account referred to at the bottom of page 21 to the Fixed Account discussion on page 20.

32. Limits on Excessive Transfers (pp. 21-22)

Please capitalize the defined term Participant in this section.

33. Charges and Expenses (pp. 23-25)

a. Please clarify throughout the section whether charges are being imposed on Participants and/or Contractholders and how those charges are deducted.

b. Please clarify the description of the Sub-account Fund Facilitation Fee (at page 23), and use the term Participant Account Value consistent with its definition ("sum of the value of the <u>Sub-accounts and Fixed Account</u> held on behalf of the Participant" which presumably is measured in dollars). For example, the fee appears to be the sum of 1) 25% of average daily net assets of the Participant's investment in the Vanguard Variable Insurance Fund Portfolios plus 2) 10% of the average daily net assets of the Participant's investment in the Calvert Variable Investment Portfolios. Please disclose whether the fee is imposed only on Participants who invest in those funds. Please revise the fee table to accurately reflect how this fee will be imposed.

c. Please disclose (at page 23 and in the fee table) how the Annual Administration Maintenance Charge is deducted from "investment option allocations" in this filing.

d. With respect to loan charges described at page 23, please make the following revisions:

i) Please disclose all loan charges (fees and interest) described at page 23 in the fee table.

ii) Please clarify how the loan application fee will be imposed and deducted from the Participant Account Value. Please clarify if the fee will be deducted if the loan application is denied.

iii) Please clarify how the Annual Loan Maintenance fee will be deducted.

iv) Please disclose what, if any, percentage or dollar amount of a loan must be repaid at least quarterly.

v) Please clarify the statement that payments in addition to regularly scheduled payments will not change the loan amortization, *e.g.*, the schedule for repayment of the loan.

vi) The prospectus notes that the charge rate on loans is 3% while the rate credited on the related collateral is 5.5%. Please confirm supplementally whether this is accurate.

e. With respect to surrender charges described at pp. 23-24, please make the following revisions:

i) Please clarify the interaction between surrender charges applied to the Contractholder's Accumulation Account and the Participant Account, particularly with respect to any charges that would be borne by the Contractholder as opposed to the Participant.

ii) Please clarify under what circumstances the Contractholder would be making a withdrawal.

iii) In each circumstance where a surrender charge may be imposed, please clarify how that charge will be imposed and deducted.

iv) There appears to be some confusion as to the use of the word "Contract." For example, please explain to staff and clarify in the disclosure (at page 24) how a surrender charge based "on the age of your Contract not on the length of time each purchase payment has been invested" would operate. Please give examples. In this regard, please note that the table on page 24 uses "Years Elapsed Since Certificate Issuance" to describe yet another alternative surrender charge schedule. In addition, it is unclear in the first line of the paragraph on the top of the second column of page 24 whether the sentence is intended to refer to "the amount of the surrender charge on the 'Contract' " or on the Certificate. Further, it is unclear in the next to last sentence of that paragraph whether the phrase "your Contract" is intended to refer to "your Certificate." Please resolve these discrepancies and clearly describe the applicable surrender charge schedule.

v) Please clarify (at the top of page 24) that the <u>total</u> surrender charge will never exceed 9% of purchase payments (as required by 12 C.F.R. § 270.6c-8) and explain to staff how the Registrant will ensure that this is the case.

vi) Please clarify the disclosure (at page 24) that addresses when the surrender charge will be eliminated under certain circumstances, *e.g.*, specify the types of withdrawals associated with the events described in the bullets.

vii) Please make all necessary conforming clarifications to the surrender charge disclosure in the fee table.

f. With respect to the free withdrawal amount described on page 24, please make the following revisions:

i) Please clarify the interaction between surrender charges applied to the Contractholder's Accumulation Account Value and the Participant Account Value for purposes of the operation of the free withdrawal amount. Please give an example.

ii) Please consistently use "Account Value" where appropriate as opposed to "Account."

iii) Please put the fourth sentence concerning previous withdrawals into plain English and clarify how the calculation for withdrawals in excess of 10% of either Participant Account Value or Contractholder Accumulation Account Value would operate. Please give an example.

iv) For clarity, it is recommended that the rights of a Contractholder and rights of a Participant discussed in this section in the same sentence using the common phrases "you" and "yours" be broken into two different sections.

g. With respect to the withdrawal charge described on page 24, please make the following revisions:

i) Please clarify whether the withdrawal charge applies to the first or later withdrawals in a Contract Year and/or from the Contractholder's Accumulation Account Value.

ii) Please give examples of how the withdrawal charge will interact with the surrender charge including the free withdrawal amount in all relevant scenarios.

iii) Please explain how the phrase "repetitive withdrawals" relates to scheduled transfers as described at page 21 of the prospectus. Please reference where repetitive withdrawals are described elsewhere in the prospectus. *See, e.g.,* pp. 8, 28.

34. Income or Other Taxes (p. 25)

Please disclose the potential charge described in this section in the fee table.

35. Reduction or Waiver of Certain Charges (p. 25)

Please clarify whether any reductions or waiver of charges applies to Participants and/or Contractholders.

36. Taxes (pp. 25-27)

a. Please put the first sentence of the Qualified Contracts section at page 25 into plain English.

b. Please explain to staff the purpose of the fourth paragraph of the Qualified Contracts section and clarify the disclosure. Please explain under what circumstances the terms of the Contract would be inconsistent with the terms of the Plan. Please also explain when the Registrant would not be bound by the terms of the Plan.

37. Access To Your Money (p. 27-28)

a. Please clarify with specificity (at page 27) what constitutes "active contribution" to a Certificate that would prevent involuntary surrender of the Participant Account Value below $2000. Please also disclose if surrender/withdrawal charges apply.

b. Please explain to staff why partial withdrawals may not be paid until the seventh calendar day as stated on page 27.

c. Please clarify whether the termination discussion at the bottom of page 27 applies only to Contracts as opposed to Certificates.

d. It is unclear as to whether withdrawals of amounts in the Contract Accumulation Account are allowed. Please clarify this matter.

38. Surrendering Your Certificate (p. 28)

The first sentence in this section states that "you" (presumably the Participant) may surrender your Certificate for its Participant Account Value whereas the last two sentences state or imply that the Participant will receive the surrender value. Please resolve this discrepancy and clarify the meaning of surrender value.

39. Loans (p. 28)

a. Please use parallel construction to clarify the second sentence of this section

b. Please explain to staff and clarify how the Registrant will administer the requirement that a Participant may have only one outstanding loan.

c. Please disclose in this section that certain charges will be imposed for applying for and taking a loan.

d. Please explain to staff and clarify in the disclosure the required amount of Participant Account Value that must be invested in the Fixed Account in order for a Participant's loan request to be approved. Please disclose whether the Participant must first consent to the transfer of Participant Account Value to the Fixed Account as security for the loan or give the basis for such transfer without consent.

e. Please disclose in this section the effect of loans on the death benefit.

40. Repetitive Withdrawals (p. 28)

Please disclose in this section any applicable fees that may be imposed on repetitive withdrawals.

41. Minimum Value Requirements (p. 29)

This section states that "you" (presumably the Participant) must withdraw the entire Participant Account Value if it is less than the minimum stated in the Contract. The Access to Your Money section at page states that "active contribution" to a Certificate will prevent involuntary surrender of the Participant Account Value below $2000. Please resolve the apparent discrepancy. Please also clarify if the minimum would be disclosed to the Participant in the Certificate or the Contract.

42. Death Benefit (pp. 29-30)

a. Throughout this section please clarify the references to Certificate versus Contract.

b. Please clarify the calculation of the guaranteed minimum death benefit, and please specify what charges will reduce that benefit. Please also clarify how loans and loan charges are treated for purposes of the calculation.

c. The prospectus states that amounts owed after the death benefit becomes payable are subject to investment performance until the amounts are paid. Please highlight this fact in bold and note that, as a consequence, an amount less than the benefit described may be actually paid.

43. Payment of Death Benefit (p. 30)

a. Please put the first sentence of this section into plain English.

b. Please clarify how the guaranteed minimum death benefit will be treated if, on the 6-month anniversary of the date of death, the Registrant has not yet received certain information necessary to process the death claim.

c. Please clarify the applicable charges if a beneficiary chooses to leave money invested in the Participant Account Value.

44. Reports to Participants (p. 32)

The Registrant reserves the right to impose a reasonable charge for certain requests for current statements. Please disclose this potential charge in the Fee Table.

45. Account Freeze (33)

Please revise the statement addressing potential action to be taken based on federal anti-money laundering law to reflect that the Participant Account (as opposed to Account Value) may be frozen.

46. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

47. Financial Statements, Exhibits, and Other Information

a. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

b. Where required by Item 24 of Form N-4, please file actual agreements as opposed to "form of" agreements. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

48. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendment to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products